EXHIBIT 23.1
                       CONSENT OF ARTHUR ANDERSEN LLP

Dear Sirs:

As independent public accountants, we hereby consent to the use of our report included in this Offer and Circular and to the incorporation by reference in the registration statement of our report dated June 6, 1997 to the stockholders on the consolidated balance sheets of Smithfield Foods, Inc. as of April 27, 1997 and April 28, 1996, and the related consolidated statements of income, cashflows, and stockholders' equity for each of the three years in the period ended April 27, 1997 and to all references to our Firm included in this registration statement.

We also consent to the inclusion in this Offer and Circular of our report dated February 17, 1998, to the stockholders on the balance sheet of Smithfield Canada Limited.

Richmond, Virginia                                          Arthur Andersen LLP
February 17, 1998                                       /s/ Arthur Andersen LLP